Exhibit 12.1

Twenty-First Century Fox, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the six months ended December 31,
	2013	2012
Earnings:
Income from continuing operations before income tax expense	$2,434	$4,138
Add:
Equity earnings of affiliates	(260)	(300)
Dividends received from affiliates	221	188
Fixed charges, excluding capitalized interest	617	595
Amortization of capitalized interest	20	24
Total earnings available for fixed charges	$3,032	$4,645
Fixed charges:
Interest on debt and finance lease charges	$546	$525
Capitalized interest	13	19
Interest element on rental expense	71	70
Total fixed charges	$630	$614
Ratio of earnings to fixed charges	4.8	7.6